

Mail Stop 4631

August 15, 2016

<u>Via Email</u>
Mr. Alan M. Smith
Chief Executive Officer
Altair International Corp.
6501 E. Greenway Pkwy #103-412
Scottsdale, AZ 85254

> **Re: Altair International Corp.**
> **Form 10-K for the Year Ended March 31, 2016**
> **Filed July 27, 2016**
> **File No. 333-190235**

Dear Mr. Smith:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Controls and Procedures, Page 17</u>

1.   Please amend to provide the disclosures required by Item 308 (a) and (c) of Regulation S-K, including an assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year and any change in internal control over financial reporting that occurred during the last fiscal quarter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or me at (202) 551-3768 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction